
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

December 31, 2025


(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

World Wireless Communication, Inc.

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Nevada

Date of organization

November 15, 1995

Physical address of issuer

1333 N BUFFALO DR STE 210, LAS VEGAS, NV, 89128.

Website of issuer

www.wwrlotc.com

Current number of employees

2

	Most recent fiscal year-end December 31, 2025	Prior fiscal year-end December 31, 2025
Total Assets	$6,355	$7,355
Cash & Cash Equivalents	$6,355	$7,355
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$62,105	$62,105
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Loss (Income)	$(1,000)	$(3,539)

Form C-AR

World Wireless Communications Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by World Wireless Communication, Inc., a Nevada corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.wwrlotc.com **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is 3/31/2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL

SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY   **6**

    The Business   6

RISK FACTORS   **7**

    Risks Relating to the Company's Business and Industry   7

    Risks Relating to Our Industry   9

BUSINESS   **10**

    History   10

    Business Outlook   10

    Customer Base   10

    Competition   11

    Intellectual Property   11

    Governmental/Regulatory Approval and Compliance   11

    Litigation   11

DIRECTORS, OFFICERS, AND EMPLOYEES   **12**

    Indemnification   12

    Employees   13

CAPITALIZATION AND OWNERSHIP   **13**

    Capitalization   13

    Ownership   17

FINANCIAL INFORMATION   **17**

    Recent Tax Return Information   18

OPERATIONS   **18**

    Cash and Cash Equivalents   18

    Liquidity and Capital Resources   18

    Capital Expenditures and Other Obligations   18

MATERIAL CHANGES AND OTHER INFORMATION   **18**

    Trends and Uncertainties   18

    Restrictions on Transfer   18

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST   **19**

    Related Person Transactions   19

    Conflicts of Interest   19

OTHER INFORMATION   **19**

    Compliance with Ongoing Reporting Requirements   19

    Bad Actor Disclosure   19

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

World Wireless Communication, Inc. (the "Company" or "WWRL") is a Nevada corporation, incorporated/formed on May 10, 2010.

The Company's headquarters is located at 1333 N BUFFALO DR STE 210, LAS VEGAS, NV, 89128.

The Company's website is www.WWRLOTC.com. The information available on or through our website is not a part of this Form C-AR.

The Business

World Wireless Communications, Inc. (the "Company", "we" or "us") seeks to become a developer of wired and wireless telemetry and remote control systems, where telemetry is the monitoring, collection and transmission of data by wire or radio from remote sources. We intend to leverage our experience to develop low-cost, reliable communications systems, we seek to create the latest generation of technology to monitor and control various remote devises through the internet.

Our planned products and services would allow data from remote devices to be accessed via a secure, encrypted Internet connection using a standard web browser located anywhere where there is internet access. Our technology would have applications across a broad range of industries, for which it could substantially improve the efficiency and cost of access and manipulation of important data from widely dispersed equipment.

CURRENT STATUS

We have not completed any development and testing of the core systems and sub-systems comprising our internet technology. We have not implemented any phase of our plan.

While our planned products and services have a wide range of diverse applications, we plan to target four principal areas to focus our sales: (a) vending machines; (b) facilities management and automatic meter reading; (c) security systems; and (d) fast food services equipment.

INDUSTRY

We expect that investment in technology using the internet will continue to grow both in the United States and abroad for the foreseeable future despite the recent reduction of anticipated growth in the telecommunication sector and the economy in general.

OUR TECHNOLOGY

At the heart of our strategy is the promotion of our communication system designed to provide supervisory control of, and obtain data from equipment or devices in remote locations via the internet.

COMPETITIVE ADVANTAGES

Our planned technologies would offer customers a number of advantages, including:

- Open architecture solutions that do not use proprietary protocols, and components that are fully compatible with the most important Internet protocols;
- Use of a standard web browser and Internet tools (such as Java) to monitor and control remote equipment and functions from any Internet-accessible location;

- Wireless technology option that eliminates the need for additional (and generally costly) electrical, telephone or other hardwired systems at remote locations;

- Highly durable components that can operate in a wide range of environmental conditions;

- Ease of installing, configuring, bringing online and maintaining or replacing components;

- Software program embedded in a chip that allows customized configuration of equipment already possessing embedded micro-controllers, which collect, process and transmit information like a standard computer; and

- Software embedded in a chip that allows automatic updating of micro-controller functions from a remote location to reflect changes in customer needs and specifications.

HISTORY

We were incorporated on November 15, 1995 under the laws of the State of Nevada as Data Security Corporation. We changed our name on January 15, 1997 to World Wireless Communications, Inc. Our corporate offices are located at 370 Amapola Ave., Suite 200A, Torrance, CA 90501

On July 20, 2021, Ikechukwu Igwealor, managing member of Alpharidge Capital LLC, on behalf of the shareholders filed an Application of Custodianship with the 8th Judicial District Court in Clark County, Nevada. On August 18, 2021, the court issued an order granting the application for the appointment of Alpharidge Capital LLC as Custodian of the Company. On August 18, 2021, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge Capital, LLC., as the Company's sole officer, secretary, treasurer and director. On August 18, 2021, pursuant to a Securities Purchase Agreement (SPA) the Custodian granted to Community Economic Development Capital, LLC. (CED Capital), 5 Series A preferred shares (convertible at 1 into 200,000,000 common shares, and the converted shares have 1/1 voting rights similar to all common stock) in exchange for $15,000 which the Company used to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent's balance.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1.   Discuss the material factors that make an investment in the issuer speculative or risky:

RISK FACTORS

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

RISK FACTORS

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

The SEC requires the company to identify risks that are specific to its business and its financial condition.

Risks Relating to Investing in a Start-up Company

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your investment

Risks Relating to Our Company

We may fail if our Crowdfunding for early-stage companies is relatively new.

Crowdfunding (defined as online offerings of the securities of early-stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early-stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early-stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

Our financial condition and results of operations will fluctuate from quarter to quarter, which makes them difficult to predict and they may not fully reflect the underlying performance of our business

Our quarterly results of operations have fluctuated in the past and will fluctuate in the future, both ~~based on the seasonality of our business as well as external factors impacting the global economy,~~ our industry and our company. Additionally, the current scale of our business makes it difficult to forecast our future results. As a result, you should not rely on our past quarterly results of operations as indicators of future performance. You should take into account the risks and uncertainties frequently encountered by companies in rapidly evolving market segments. Our financial condition and results of operations in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

> Our business is affected by seasonal demands, and our quarterly operations results fluctuate as a result.

● our ability to maintain and grow our user base and user engagement;
● our ability to retain and grow our developer base and encourage them to continue developing experiences on our platform;
● the level of demand for our platform;
● the development and introduction of new or redesigned features on our platform or our competitors' platforms;
● seasonal fluctuations in user engagement on our platform;
● our pricing model;
● increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
● our ability to successfully expand internationally and penetrate key demographics;
● our ability to maintain operating margins, cash used in operating activities, and free cash flow;
● system failures or actual or perceived breaches of security or privacy, and the costs associated with such failures, breaches and remediations;
● inaccessibility of our platform, or certain features within our platform, due to third-party actions;
● increase in stock-based compensation expense (including with respect to the Founder and CEO Long-Term Performance Award described herein);
● our ability to effectively incentivize our workforce and developers;
● adverse litigation judgments, settlements, or other litigation and dispute-related costs;
● changes in the legislative or regulatory environment, including with respect to privacy and data protection, consumer protection, and user-uploaded content, or enforcement by government regulators, including fines, orders, or consent decrees;
● fluctuations in currency exchange rates and changes in the proportion of our revenue, bookings and expenses denominated in foreign currencies;
● fluctuations in the market values of our portfolio investments and interest rates or impairments of any assets on our balance sheet;
● changes in our effective tax rate;
● changes in accounting standards, policies, guidance, interpretations, or principles; and
● changes in domestic and global business or macroeconomic conditions.

As a new company we have a limited operating history.

Historically our business has been highly seasonal, with the highest percentage of our sales occurring in the fourth quarter when holidays permit our users to spend increased time on our platform, and we expect this trend to continue. We may also experience fluctuations due to factors that may be outside of our control that affect user or developer and creator engagement with our platform. For example, we have also seen an increase in activity on our platform as a result of shelter-in-place policies instituted in response to the COVID-19 pandemic, and we do not expect these activity levels to be sustained. Additionally, activity levels may further decrease, including below historic levels as the full impacts of the pandemic, including the rollout of the COVID-19 vaccine on society and the global economy, become clearer. We also seek to further develop the live experiences available on our platform, such as virtual concerts, classrooms, meetings, and conferences, and to offer commercial partners with branding opportunities in conjunction with key events, such as a product launch. These episodic experiences may also contribute to fluctuations in our quarterly results of operations. As our business matures, other seasonal trends may develop or these existing seasonal trends may become more extreme.

- **Will there be sufficient market for our products and at what price point?** We will only succeed if there is sufficient demand for our product and services. Customers must believe that our product and services enable them to make better healthcare decisions and enhance diagnosis of health issues at a reasonable price. Moreover, they must be willing to continue to pay for our services at a level that allows the company to generate a profit.

- **This is a development stage company.** Our current business plan was developed in 2021. have only recently launched our website, www.wwrlmerger.com and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

- **We compete with other companies**. A number of competitors exist that either provide better products or services. Not all of these companies currently charge for their services at a level that allows them to be profitable. As this area of science grows in popularity, these competitors and other companies may directly compete with us, as limited barriers to entry exist at this point.

- **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

- **We depend on a small management team.** We depend on the skill and experience of our President, Ikechukwu Igwealor. Mr. Igwealor has responsibilities to other companies and is not currently a paid employee. If demand for our product is high, our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **We are controlled by our officer, director and a majority shareholder.** Ikechukwu Igwealor holds a majority of our voting stock, and at the conclusion of this offering will continue to hold a majority of the company's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

- **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently

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cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in the value of your investment in the company, as later stage investors may get more favorable terms.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early-stage companies.

As a new company we have a limited operating history.

The Company was organized in Wyoming. We have a limited operating history in the chemical sensing / testing industry upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future.

Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model. For example, we may hire additional employees, expand information technology systems, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to:

● acquire customers
● explore opportunities and alliances with other companies; and
● facilitate business arrangements.

Our success is dependent on our key personnel.

We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions

Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies,

(ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth.

The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations.

In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows.

Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its revenue goals.

The Company has forecasted its capitalization requirements based on revenue goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support working capital needs.

The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with

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enough working capital to effectively run the Company.

If the Company incurs commercial debt, there may be risks associated with such borrowing.

If the Company incurs commercial indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources.

Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Public health epidemics or outbreaks could adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations and could have an adverse impact on our business and our financial results.

Risks Relating to Our Securities

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "WWRL" on the OTC Pink Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker- dealer makes a special written determination that the penny stock is a suitable investment for the purchaser and receives the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities.

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2-11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Provisions in the Nevada Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions.

Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Nevada Statutes and our Bylaws unless it is proven that (1) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors' and officers' protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial conditions, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

BUSINESS

The Business

World Wireless Communications, Inc. (the "Company", "we" or "us") seeks to become a developer of wired and wireless telemetry and remote control systems, where telemetry is the monitoring, collection and transmission of data by wire or radio from remote sources. We intend to leverage our experience to develop low-cost, reliable communications systems, we seek to create the latest generation of technology to monitor and control various remote devises through the internet.

Our planned products and services would allow data from remote devices to be accessed via a secure, encrypted Internet connection using a standard web browser located anywhere where there is internet access. Our technology would have applications across a broad range of industries, for which it could substantially improve the efficiency and cost of access and manipulation of important data from widely dispersed equipment.

CURRENT STATUS

We have not completed any development and testing of the core systems and sub-systems comprising our internet technology. We have not implemented any phase of our plan.

While our planned products and services have a wide range of diverse applications, we plan to target four principal areas to focus our sales: (a) vending machines; (b) facilities management and automatic meter reading; (c) security systems; and (d) fast food services equipment.

INDUSTRY

We expect that investment in technology using the internet will continue to grow both in the United States and abroad for the foreseeable future despite the recent reduction of anticipated growth in the telecommunication sector and the economy in general.

OUR TECHNOLOGY

At the heart of our strategy is the promotion of our communication system designed to provide supervisory control of, and obtain data from equipment or devices in remote locations via the internet.

COMPETITIVE ADVANTAGES

Our planned technologies would offer customers a number of advantages, including:

o Open architecture solutions that do not use proprietary protocols, and components that are fully compatible with the most important Internet protocols;

o Use of a standard web browser and Internet tools (such as Java) to monitor and control remote equipment and functions from any Internet-accessible location;

o Wireless technology option that eliminates the need for additional (and generally costly) electrical, telephone or other hardwired systems at remote locations;

o Highly durable components that can operate in a wide range of environmental conditions;

o Ease of installing, configuring, bringing online and maintaining or replacing components;

o Software program embedded in a chip that allows customized configuration of equipment already possessing embedded micro-controllers, which collect, process and transmit information like a standard computer; and

o Software embedded in a chip that allows automatic updating of micro-controller functions from a remote location to reflect changes in customer needs and specifications.

PRODUCT AND SERVICES

We currently do not have any product, when we do, our product strategy would be to find ways to utilize our existing technologies to develop innovative solutions that enable users of telemetry technologies to leverage the power of the Internet in order to greatly enhance the efficiency and cost of controlling and monitoring remotely located equipment.

HISTORY

We were incorporated on November 15, 1995 under the laws of the State of Nevada as Data Security Corporation. We changed our name on January 15, 1997 to World Wireless Communications, Inc. Our corporate offices are located at 370 Amapola Ave., Suite 200A, Torrance, CA 90501

On July 20, 2021, Ikechukwu Igwealor, managing member of Alpharidge Capital LLC, on behalf of the shareholders filed an Application of Custodianship with the 8th Judicial District Court in Clark County, Nevada. On August 18, 2021, the court issued an order granting the application for the appointment of Alpharidge Capital LLC as Custodian of the Company. On August 18, 2021, the Custodian appointed Frank I Igwealor, who is associated to Alpharidge Capital, LLC., as the Company's sole officer, secretary, treasurer and director.

Competition

Our primary competitors are Meta and other social media platforms.

Intellectual Property

We have zero registered trademark, and zero patents.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ikechukwu Igwealor	President, CEO, Treasurer, Secretary, Director	CEO, World Wireless Communication, Inc. (July 2021 - Present) Attorney, Capital Markets and Securities Law Group, PC. (March 2021 - Present)	J.D., Southwestern Law School, 2013 M.B.A., California State University, Dominguez Hills, 2008

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law NRS 78.7502. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 full-time employees and 1 part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of March 31, 2026 is as follows:

Type of Security	Amount Outstanding	Voting Rights	Antidilution Rights
Preferred Stock: Community Economic Development Capital, LLC (A company controlled by Ikechukwu Igwealor)	5 shares	Yes	No
Common Stock: Ikechukwu Igwealor	300,000,000 shares	Yes	No

Our authorized capital stock consists of 490,000,000 shares, of which are designated as common stock, each having $0.0001 par value, while 10,000,000 are designated as preferred stock, each having $0.001 par value. As of December 31, 2025, there were 331,549,945 shares of common stock and 50 shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be designated by the board.

Both our common stock and preferred stock has voting power.

Convertible Notes

As at December 31, 2025, the Company has one convertible notes outstanding. This Note is payable to Mr. Frank I Igwealor our President and CEO.

Regulation CF Offering

On June 1, 2022, the Company offered to issue $250,000 in Simple Agreements for Future Equity (the "Crowd SAFEs"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth. As at December 31, 2025, the Company has not issued any of those notes it offered to issue.

The Regulation CF Transaction was conducted through TruCrowd, Inc. (the "Intermediary").

Debt

The Company has been operating based of line of credit from its court-appointed custodian who has been advancing the Company's operating budget since August 04, 2021. As at December 31, 2025, the Company has taken a total of $86,905 in advance from our former officers an directors to pay bills and costs associated with revival the Company's charter with Nevada, paying off liabilities balances from vendors, bringing the company current, and maintaining ongoing compliance through preparation and filing of required reports.

Stockholders With Above >5% Ownership

At this time, the Company has only one beneficial equity holders holding greater than 5% of the voting equity of the Company: Frank I Igwealor.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0.00

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

As at December 31, 2025, the Company has zero cash on hand. On January 14, 2022, the Company offered to issue pursuant to Regulation CF, $250,000, which the Company is yet to issue because it has not receive solid interest from investors due to the prevailing market that started in 2022 where small/micro cap companies has been out of favor. The Company will likely require additional financing in excess of the proceeds from this offering and revenue from ongoing operations in order to sustain operations over the next 18 months. As at December 31, 2025, the Company has not issued any of those notes it offered to issue, and has not been able to raise any fund from this offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family

member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Family members of the Company's officers and directors have participated as investors in the Crowd SAFEs, in each case in arm's length transactions on the same terms as other unrelated investors. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Exhibit A

[See attached]

WORLD WIRELESS COMMUNICATIONS INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED December 31, 2025 and 2024

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Page
Financial Statements	
Unaudited Consolidated Balance Sheets As of December 31, 2025 and 2024	F-2
Unaudited Consolidated Statements of Operations for the Year Ended December 31, 2025 and 2024	F-3
Unaudited Consolidated Statements of Stockholders' Equity for the Year Ended December 31, 2025 and 2024	F-4
Unaudited Consolidated Statements of Cash Flows for the Year Ended December 31, 2025 and 2024	F-5
Notes to Unaudited Consolidated Financial Statements for the Year Ended December 31, 2025 and 2024	F-6

WORLD WIRELESS COMMUNICATIONS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	December 31			
	2025		**2024**	
ASSETS				
Current Assets				
Cash	$	6,355	$	7,355
Prepaid expenses		-		-
TOTAL ASSETS	$	6,355	$	7,355
LIABILITIES & EQUITY				
Liabilities				
Convertible debenture		62,105		62,105
Other Liabilities				
Total Liabilities		62,105		62,105

Stockholders' deficit:

Preferred stock, $.001 par value, 10,000,000 shares authorized, 5 issued and outstanding As at December 31, 2025 and 2024 respectively.				
Common Stock, $0.001 par value, 490,000,000 shares authorized, 331,549,945 issued and outstanding As at December 31, 2025 and 2024.		331,550		331,550
Additional Paid-in Capital		60,215,851		60,215,851
Accumulated deficit		(60,603,151)		(60,602,151)
Total Equity		(55,750)		(54,750)
TOTAL LIABILITIES & EQUITY	$	6,355	$	7,355

The accompanying notes are an integral part of these financial statements.

WORLD WIRELESS COMMUNICATIONS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	December 31,	
	2024	2023
Ordinary Income/Expense		
Expense		
Advertising and Promotions		128
Automobile & Travel Expenses		127
Community Outreach		94
Computer and Internet Expenses		193
Insurance Expense		61
Office Supplies		109
Postage and Delivery		61
Accounting		574
Business Development	1,000	116
Investor Relations		89
Legal		634
Stock Transfer Agents		920
Rent & Lease Expense		263
Telephone Expense		67
Training and Staff Development		103
Total Expense	1,000	3,539
Net Ordinary Loss	(1,000)	(3,539)
BASIC AND DILUTED LOSS PER SHARE:	($0.0000)	($0.00001)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING: Basic	331,549,945	331,549,945

The accompanying notes are an integral part of these financial statements.

F-3

WORLD WIRELESS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	
	# of Shares	Amount	# of Shares	Amount	Capital	Deficit	TOTAL
Balance - January 31, 2018			10,677,707	10,678	60,536,723	(60,598,612)	-
Balance - December 31, 2018			10,677,707	10,678	60,536,723	(60,598,612)	-
Balance - January 31, 2019			10,677,707	10,678	60,536,723	(60,598,612)	-
Net Income(Loss) - December 31, 2019			-	-	-	-	-
Balance - December 31, 2019			10,677,707	10,678	60,536,723	(60,598,612)	-
Net Income(Loss) - December 31, 2020			-	-	-	-	-
Balance - December 31, 2020			10,677,707	10,678	60,536,723	(60,598,612)	-
Net Income(Loss) - December 31, 2021			-	-	-	-	-
Balance - December 31, 2021			10,677,707	10,678	60,536,723	(60,598,612)	-
Net Income(Loss) - December 31, 2022			-	-	-	(51,211)	(51,211)
Balance - December 31, 2022			10,677,707	10,678	60,536,723	(60,598,612)	(51,211)
Net Income(Loss) - December 31, 2023			-	-	-		
Balance - December 31, 2023			10,677,707	10,678	60,536,723	(60,598,612)	(51,211)
Common Stock Issuance			320,872,238	320,872	(320,872)		
Net Income(Loss) - December 31, 2024			-	-	-	(3,539)	(3,539)
Balance - December 31, 2024			331,549,945	331,550	60,215,851	(60,602,151)	(54,750)
Net Income(Loss) - December 31, 2025			-	-	-	(1,000)	(1,000)
Balance - December 31, 2025			331,549,945	331,550	60,215,851	(60,603,151)	(55,750)

The accompanying notes are an integral part of these financial statements.

F-4

WORLD WIRELESS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Year Ended December 31,	
	2025	**2024**
Cash Flows from Operating Activities:	–	–
Net income(loss)	$ (1,000)	$ (3.539)
Adjustments to reconcile net income(loss) to net cash		
used in operating activities		
Depreciation and amortization		
Accretion of debt discounts		
Stock-based transaction expense		
Loss on disposed fixed assets		
Changes in operating assets and liabilities		2,374
Net Cash Used In Operating Activities	(1,000)	(1,165)
Cash Flows from Investing Activities:		
Purchases of property and equipment		
Acquisition of assets		
Net Cash Provided By Investing Activities		
Cash Flows from Financing Activities:		
Proceeds from issuance of common stock		
Proceeds from issuance of long-term debt		
Proceeds from note payables		
Net Cash Provided By Financing Activities		
Foreign Currency Translation		

Net Change in Cash			(1,000)		(1,165)
Cash and Cash Equivalents - Beginning of Year			7,355		8,520
Cash and Cash Equivalents - End of Year	$		6,355	$	7,355

The accompanying notes are an integral part of these financial statements.

F-5

World Wireless Communication, Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

WORLD WIRELESS COMMUNICATIONS INC. (the "Company", "we", "us" or "our"), was incorporated in the State of Nevada on November 15, 1995. The corporation is listed on the OTC Pink Markets under the trading symbol WWRL. The company is a developer of wired and wireless telemetry (which is the monitoring, collection and transmission of data by wire or radio from remote sources) and remote control systems. By leveraging our experience developing low-cost, reliable communications systems, we have created the latest generation of technology to monitor and control various remote devices through the internet.

The Company had abandoned its business and failed to take steps to dissolve, liquidate and distribute its assets. It had also failed to meet the required reporting requirements with the Nevada Secretary of State, hold an annual meeting of stockholders and pay its annual franchise tax from 2003 to 2021 which resulted in its Nevada charter being permanently revoked and dissolved. The Company also failed to provide adequate current public information as defined in Rule 144, promulgated under the Securities Act of 1933, and was thus subject to revocation by the Securities and Exchange Commission pursuant to Section 12(k) of the Exchange Act.

The company incurred operating losses in 2002 and other previous years resulting in accumulated deficit of $60,598,612 as at December 31, 2002. After their December 31, 2002 annual reports filed May 06, 2003, the Company stopped all forms of making public report of its operation and financial results.

On July 7, 2021, Alpharidge Capital, LLC, a shareholder of the Company, served a demand to the Company, at last address of record, to comply with the Nevada Secretary of State statues N.R.S. 78.710 and N.R.S. 78.150. On July 19, 2021, a petition was filed against the Company in the District Court of Clark County, Nevada, entitled "In the Matter of WORLD WIRELESS COMMUNICATIONS INC., a Nevada corporation" under case number A-21-838105-C by Alpharidge Capital, LLC, along with an Application for Appointment of Custodian, after several attempts to get prior management to revive the Company's Nevada charter, which had been dissolved.

On August 18, 2021, the District Court of Clark County, Nevada entered an Order Granting Application for Appointment of Alpharidge Capital, LLC (the "Order"), as Custodian of the Company. Pursuant to the Order, the Alpharidge Capital, LLC (the "Custodian") has the authority to take any actions on behalf of the Company, that are reasonable, prudent or for the benefit of pursuant to, including, but not limited to, issuing shares of stock and issuing new classes of stock, as well as entering in contracts on behalf of the Company. In addition, the Custodian, pursuant to the Order, is required to meet the requirements under the Nevada charter.

On August 18, 2021, pursuant to a Securities Purchase Agreement (SPA) the Custodian granted to Community Economic Development Capital, LLC. (CED Capital), 5 Series A preferred shares (convertible at 1 into 200,000,000 common shares, and the converted shares have 1/1 voting rights similar to all common stock) in exchange for $15,000 which the Company used to fund the reinstatement of the Company with the State of Nevada, settlement of the Stock Transfer Agent's balance. CED Capital also undertook to make all reasonable efforts to provide adequate current public information to meet the requirements under the Securities Act of 1933.

The purchaser of the 5 Series A preferred shares has control of the Company through super voting rights over all classes of stock and the 5 Series A preferred shares are convertible into 1,000,000,000 (5 Series A preferred shares multiplied by 200,000,000) shares of the Company's common stock. However, the court appointed control still remains with the Custodian until the Custodian files a petition with the District Court of Clark County, Nevada to relinquish custodianship and control of the Company.

On September 20, 2021, the Company filed a Certificate of Revival with the Secretary State of the State of Nevada, which reinstated the Company's charter and appointed a new Resident Agent in Nevada.

The company is currently engaged with forensic an assets recovery consultant to help recover the assets of the company from previous management to make shareholders whole again. The company is currently a non-operating holding company.

The Company intends to go after the Toxic lenders and predatory lenders that have been milking the corporation and depriving the shareholders of stability because of the nonstop dilutions they had subjected the company to these past years.

The Company recently wrote down all of its assets to zero following a change of management because new management had doubts about the value of each assets and their availability for the Company's utilization. Following the management change, the Company has funded its operation with advances from the new management. The company hopes to continue with this arrangement until it could raise sufficient capital to stand on its own feet. The company has also engaged with forensic accountants and assets recovery consultants to help recover the assets of the company from previous management and predatory lenders to make shareholders whole again.

NOTE 2 – BASIS OF PRESENTATION AND GOING CONCERN

Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. All intercompany transactions have been eliminated.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has limited operations with $60,602,151 accumulated As of December 31, 2025. The Company intends to commence operations as set out below and raise the necessary funds to carry out the aforementioned strategies. The Company cannot be certain that it will be successful in these strategies even with the required funding.

These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits, money market funds, and all highly liquid debt instructions with original maturities of three months or less.

Financial Instruments

The FASB issued ASC 820-10, Fair Value Measurements and Disclosures, for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:
-     Level 1: Quoted prices in active markets for identical assets or liabilities
-     Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.
-     Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentrations and Credit Risks

The Company's financial instruments that are exposed to concentrations and credit risk primarily consist of its cash, sales and accounts receivable. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Foreign Currency Translation

The accounts of the Company are accounted for in accordance with the Statement of Financial Accounting Statements No. 52 ("SFAS 52"), "Foreign Currency Translation". The financial statements of the Company are translated into US dollars as follows: assets and liabilities at year-end exchange rates; income, expenses and cash flows at average exchange rates; and shareholders' equity at historical exchange rate.

Monetary assets and liabilities, and the related revenue, expense, gain and loss accounts, of the Company are re- measured at year-end exchange rates. Non-monetary assets and liabilities, and the related revenue, expense, gain and loss accounts are re-measured at historical rates. Adjustments which result from the re-measurement of the assets and liabilities of the Company are included in net income.

Share-Based Compensation

ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized in the period of grant.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

As of December 31, 2025 and 2024, respectively, there was $0.00 of unrecognized expense related to non-vested stock-based compensation arrangements granted. There have been no options granted during the year ended December 31, 2025 and 2024, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. Deferred tax assets or liabilities were offset by a 100% valuation allowance, therefore there has been no recognized benefit As of December 31, 2025 and 2024, respectively. Further it is unlikely with the change of control that the Company will have the ability to realize any future tax benefits that may exist.

Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Earnings Per Share

Net income (loss) per share is calculated in accordance with ASC 260, Earnings Per Share. The weighted-average number of common shares outstanding during each period is used to compute basic earnings or loss per share. Diluted earnings or loss per share is computed using the weighted average number of shares and diluted potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net income (loss) per common share is based on the weighted average number of shares of common stock outstanding at December 31, 2025 and 2024. Due to net operating loss, there is no presentation of dilutive earnings per share, as it would be anti-dilutive.

Forgiveness of Indebtedness

The Company follows the guidance of AS 470.10 related to debt forgiveness and extinguishment. Debts of the Company are considered extinguished when the statute of limitations in the applicable jurisdiction expires or when terminated by judicial authority such as the granting of a declaratory judgment. Debts to related parties or shareholders are treated as capital transactions when forgiven or extinguished and credited to additional paid in capital. Debts to non-related parties are treated as other income when forgiven or extinguished.

<u>Recent Accounting Pronouncements</u>

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815), which changes both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results, in order to better align an entity's risk management activities and financial reporting for hedging relationships. The amendments expand and refine hedge accounting for both nonfinancial and financial risk components and align the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. FASB ASU No. 2017-12 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. We are still evaluating the impact that this guidance will have on our financial position or results of operations, and we have not yet determined whether we will early adopt FASB ASU No. 2017-12.

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This guidance changes how companies account for certain aspects of share-based payments to employees. Among other things, under the new guidance, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in-capital ("APIC"), but will instead record such items as income tax expense or benefit in the income statement, and APIC pools will be eliminated. Companies will apply this guidance prospectively. Another component of the new guidance allows companies to make an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards, whereby forfeitures can be estimated, as required today, or recognized when they occur. If elected, the change to recognize forfeitures when they occur needs to be adopted using a modified retrospective approach. All of the guidance will be effective for the Company in the fiscal year beginning January 1, 2018. Early adoption is permitted. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. FASB ASU No. 2016-02 requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. While we are in the early stages of our implementation process for FASB ASU No. 2016-02, and have not yet determined its impact on our financial position or results of operations, these leases would potentially be required to be presented on the balance sheet in accordance with the requirements of FASB ASU No. 2016-02. FASB ASU No. 2016-02 is effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual reporting periods, with early adoption permitted. FASB ASU No. 2016-02 must be applied using a modified retrospective approach, which requires recognition and measurement of leases at the beginning of the earliest period presented, with certain practical expedients available.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. The guidance requires an entity to measure inventory at the lower of cost or net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, rather than the lower of cost or market in the previous guidance. This amendment applies to inventory that is measured using first-in, first-out (FIFO). This amendment is effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those years. A reporting entity should apply the amendments prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this guidance, if any, on its financial statements and related disclosures.

In June 16014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. generally accepted accounting principles when it becomes effective. In July 2015, the FASB deferred the effective date of the standard by an additional year; however, it provided companies the option to adopt one year earlier, commensurate with the original effective date. Accordingly, the standard will be effective for the Company in the fiscal year beginning January 1, 2018, with an option to adopt the standard for the fiscal year beginning January 1, 2017. The Company is currently evaluating this standard and has not yet selected a transition method or the effective date on which it plans to adopt the standard, nor has it determined the effect of the standard on its financial statements and related disclosures.

NOTE 4 - INCOME TAXES

Income taxes are provided based upon the liability method. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by accounting standards to allow recognition of such an asset.

Deferred tax assets/liabilities were as follows As of December 31, 2025 and 2024:

Description	31-Dec-25	31-Dec-24
Net operating loss carry forward	60,603,151	60,602,151
Valuation allowance	(60,603,151)	(60,602,151)
Total	$ -	$ -

As of December 31, 2025, the Company expected no net deferred tax assets to be recognized, resulting from net operating loss carry forwards. Deferred tax assets were offset by a corresponding allowance of 100%.

The Company experienced a change in control during the year, and therefore no more than an insignificant portion of this net operating allowance will ever be used against future taxable income.

NOTE 5 – NOTES PAYABLE – RELATED PARTIES

The following notes payable were from related parties:

NOTE 6 – NOTES PAYABLE

None

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

The Company's operations are subject to significant risks and uncertainties including financial, operational and regulatory risks, including the potential risk of business failure.

The Company has entered into no contracts during the year as follows:

<u>Legal and other matters</u>

In the normal course of business, the Company may become a party to litigation matters involving claims against the Company. The Company's management is aware of a garnishment order that was previously served to the Company's Stock Transfer Agents. The Company's attorneys are reviewing the garnishment order to ascertain its implication to the company's financial statements. Aside from the court order discussed above, The Company's management is unaware of any pending or threatened assertions and there are no current matters that would have a material effect on the Company's financial position or results of operations.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of filing the consolidated financial statements with OTC Markets, the date the consolidated financial statements were available to be issued. Management is not aware of any significant events that occurred subsequent to the balance sheet date that would have a material effect on the consolidated financial statements thereby requiring adjustment or disclosure, other than those noted below:

None.

CERTIFICATION

I, Frank I Igwealor, CEO of World Wireless Communication, Inc., certify that:

(1) the financial statements of World Wireless Communication, Inc. included in this Form C-AR are true and complete in all material respects; and

(2) the tax return information of World Wireless Communication, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for World Wireless Communication, Inc. filed for the fiscal year ended December 31, 2025.

Dated: March 31, 2026   /s/ Frank I Igwealor
                                         Frank I Igwealor

                                         Chief Executive Officer